February 25, 2005
Page 11 of 11





Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0510
Washington, DC 20549-0510
Via EDGAR

Attn:             Rufus Decker
                  Accounting Branch Chief

Re:               Aearo Company I
                  Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the period ended December 31, 2004
                  File No. 333-116676

Dear Mr. Decker:

Aearo Company I (the "Company") has received the Staff's comments on the Company's Form 10-K for the fiscal year ended September 30, 2004 and its Form 10-Q for the period ending December 31, 2004. Set forth below are the Staff's comments as well as the Company's responses to each of the Staff's comments.

                 FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing

Comment 1: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:  Where  a  comment  has  requested  additional  disclosures  or  other
     revisions,   we  have  provided   additional   disclosures   that  will  be
     incorporated into future filings.

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Revenue Recognition and Allowance for Doubtful Accounts, page 20

Comment 2: Your disclosure on page 7 indicates that you offer your  distributors certain programs, including sales rebate and reward programs, as well as, cooperative advertising and marketing incentives to customers. You disclosed certain provisions may be recorded, including pricing discounts and incentives related to these programs. Please expand your disclosure here and in your significant accounting policy footnote to include your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose in your footnotes the related amount included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Response: The Company will add the following information related to sales rebates and incentives in the critical accounting policies section of the MD&A and the significant accounting policy footnote to the financial statements under revenue recognition in future 10-K filings:

     The Company offers its customers three types of incentive programs: A sales rebate/volume discount program, a marketing incentive program and a co-operative advertising program. The sales rebate/volume discount program is based on achieved volume levels along with growth incentives over the prior year's sales dollars. Rebate obligations are estimated based on current sales levels and are recorded as a reduction of revenue when sales to the customer make progress towards the required sales level. The marketing incentive program provides qualifying customers with funds to assist the customers with marketing the Company's products. The funds provided to the qualifying customers are recorded as a reduction of revenue when sales to the customer make progress towards the required sales level. The co-operative advertising program provides funds to specific customers to advertise the Company's products. The qualifying customers provide specific documentation of the advertising to the Company to assure that the benefit received is comparable to other arms length advertising expenditures undertaken by the Company. The amount of co-operative advertising charged to selling and administrative expenses for the years ended September 30, 2002, 2003 and 2004 were $1.1 million, $1.7 million and $1.9 million, respectively.

     The computation of the liability for these incentive programs is based upon known information as of year end and does not result in a significant estimate.

Results of Operations

Fiscal 2004 Compared to Fiscal 2003, page 21

Comment 3: You have disclosed components that have contributed to the change in gross profits on a consolidated basis, as well as on a segment basis. Please expand your disclosure to quantify the incremental impact each of these components have had on the overall change in gross profits.

Response: The Company will revise its disclosure of gross profit in future 10-K filings as follows:

     Excluding the effects of the purchase accounting adjustment, gross profit as a percentage of net sales for the year ended September 30, 2004 was 47.5% as compared to 48.2% for the year ended September 30, 2003. The slight decline in the gross profit percentage, exclusive of the non-recurring purchase accounting adjustment, is primarily due to unfavorable product mix of 1.0% partially offset by the impact of foreign currency translation of 0.3%. The Safety Products segment gross profit in the year ended September 30, 2004, excluding the effects of the purchase accounting adjustment, increased 9.8% to $133.4 million from $120.0 million in the year ended September 30, 2003. The increase in gross profit is primarily due to an improvement in sales volume of $8.7 million due to an improved economy, the favorable impact of foreign currency translation of $6.5 million partially offset by $2.0 million of product mix. The Safety Prescription Eyewear segment gross profit in the year ended September 30, 2004, excluding the effects of the purchase accounting adjustment, decreased slightly to $18.5 million from $18.9 million in the year ended September 30, 2003, primarily a result of the slight decline in sales volume of $0.6 million partially offset by foreign currency translation of $0.1 million. Specialty Composites' gross profit in the year ended
     September 30, 2004, excluding the effects of the purchase accounting adjustment, increased 61.5% to $18.8 million from $11.7 million in the year ended September 30, 2003. The increase in gross profit was primarily driven by sales volume increases.

Comment 4: You have disclosed in your notes to the financial statements in your significant accounting policies that costs related to shipping and handling are included in selling and administrative expenses in your statement of operations. Please expand your disclosure to indicate that your gross margins may not be comparable to those of other entities, since some entities include all of these costs in cost of sales and others, like you exclude a portion of them from gross margin, instead including them in selling and administrative expenses.

Response: The Company will add the following information to the MD&A and the Shipping and Handling section of its accounting policy footnote in future 10-K filings:

     The Company's gross profit may not be comparable to the gross profit of other entities who record shipping and handling expenses as a component of cost of sales.

     Liquidity and Capital Resources, page 24

Comment 5: Please expand your disclosure to provide additional details relating to the following:

          Change and trends in product mix or volume, including any offsetting results these changes may have with one another.

          Status of new products, your outlook on how these new products will likely impact, or have impacted your future growth, liquidity, and capital commitments.

Response:  The  following  will  be  added  to the  Liquidity  and  Capital
     Resources disclosure of future 10-K filings:

     The Company's business is affected by macroeconomic activity, mainly manufacturing output in developed nations. In addition, significant changes in product mix and volume can impact the Company's liquidity and capital resources in both the short and long term. As such, the Company's liquidity and capital resources are more likely to be impacted by macroeconomic factors. The Company believes that its disciplined approach to cost control, its diversification into Consumer and other channels and the available capacity on its revolving credit facility will enable the Company to maintain adequate liquidity and capital resources in an economic downturn. The introduction of new products is likely to continue to favorably impact liquidity and capital resources in periods of economic growth although there are no guarantees that these trends will continue in the future.

Contractual Obligations, page 26

Comment 6: Please revise your table of contractual cash obligations to include planned funding of pension and other postretirement benefit obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:   The  following  will  be  added  to  the  paragraph  below  the contractual obligations table in future 10-K filings:

     The Company plans to fund approximately $1.5-$2.2 million per year for pension obligations over the next 5 years. The above contribution level was determined by the consideration of many factors such as the funded status of the plan, the long term rate of return on plan assets of 8%, the duration of plan liabilities, workforce characteristics and changes to plan features. The goal of the funding strategy is to achieve full funding while minimizing the year to year volatility of contributions payments.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 39

Comment 7: Please present cash flows related to the change in other assets separately from those related to the change in other liabilities. Please also present these cash flows on a gross basis, rather than a net basis. Refer to paragraphs 11 to 13 of SFAS 95.


Response: The cash flow statement will include the addition of the following lines to present the changes other, net on a gross basis in future 10-K filings:


                             Years Ended                   Six Months Ended
                             September 30, September 30, March 31, September 30,
                                 2002          2003      2004          2004
Prepaid and deferred assets    $ (548)      $  (3,707)    $1,065     $  780
Other assets                     (936)         (2,983)      (432)    (3,440)
Other liabilities                3,037          4,756      1,014       (698)


Consolidated Statements of Stockholder's Equity, page 38

Comment 8: Please revise your statement of stockholder's equity to display the gross change in other comprehensive income or expand your disclosures to include the gross change in a note to the financial statements. Refer to paragraph 20 of SFAS 130.

Response: The statement of stockholder's equity will include the following disclosure of reclassification amounts in future 10-K filings:




                                  Years Ended               Six Months Ended
                             September 30, September 30, March 31, September 30,
                                 2002         2003         2004        2004
Unrealized holding losses on
derivatives during the period  $(593)      $ (2,395)  $   (522)    $   248)
Less:  reclassification
adjustment for gains (losses)
included in the statement of
operations                      (615)        (2,005)      (522)       (248)
Total                          $  22       $  (390)   $       -    $     --


Notes to Consolidated Financial Statements

1. Basis of Presentation, page 40

Comment 9: Please expand your disclosure to discuss the facts and circumstances that caused the $17.1 million adjustment to inventory.

Response: The fifth paragraph of Note 1 "Basis of Presentation" to the consolidated financial statements will be expanded as follows in future 10-K filings:

     The purchase price is allocated to the Company's net tangible and intangible assets and liabilities based upon the estimated fair value as of the date of the Merger. The allocation included a $17.1 million fair value adjustment to inventory as of March 31, 2004. As the inventory was sold, this amount was charged to cost of goods sold during the three month period ended June 30, 2004. The inventory adjustment above was based on the guidance for assigning amounts to inventory in accordance with paragraph 37(c) of SFAS No. 141, "Business Combinations", which requires inventory to be valued at estimated selling prices less a reasonable profit allowance for the selling effort.

Comment 10: Did the Merger, as described on page 40, result in any purchased research and development? If so, please describe to us in detail how this was accounted for. Refer to paragraphs 42 and 51(g) of SFAS 141.

Response: The Merger did not result in any purchased research and development, therefore, no disclosure is considered necessary.

Comment 11:Please expand your disclosure to include the disclosures required by paragraphs 52(a) to (c) of SFAS 141.

Response:  Please refer to Note 2 for the information required by paragraph
     52(a) and Note 13 for information required by paragraph 52(c). In addition, we indicated that the goodwill as a result of the Merger was not deductible for tax purposes in the paragraph below the statement of changes in goodwill in Note 2.

Comment 12: Please expand your disclosure to include the reason why the purchase price allocation has not been finalized. Refer to paragraph 51(h) of SFAS 141.

Response: We will add the following to the Basis of Presentation footnote in future 10-K filings:

     Significant time was needed to evaluate identifiable intangibles. Because of the complexities in evaluating the different categories and types of such assets, the Company considered various scenarios and many factors in determining the fair value of the intangible assets.

2. Significant Accounting Policies, page 41

Comment 13: Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these cost from cost of sales, please disclose:

          in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administrative expenses.

Response: The Company will include the following information in the critical accounting policies section of the MD&A and the significant accounting policy footnote to the financial statements in future 10-K filings:

     Cost of goods sold includes all costs to manufacture the Company's products including raw materials, which include inbound freight and import duties, direct labor, plant supervision, maintenance labor and parts, quality control, receiving, purchasing, production planning, manufacturing supplies, scrap, rework, utilities, depreciation, property taxes, sales and use taxes and insurance.

     Selling and administrative expenses include salaries and benefits for selling, marketing, customer service, finance and human resources personnel, direct marketing expenses, trade show expenses, commissions, selling expenses, bad debts, advertising, travel and entertainment, office supplies, recruiting, relocation, legal expenses, accounting fees, consulting and warehousing and logistics expenses incurred after the point of manufacture.

Comment 14: Please disclose your policy regarding product  warranties.
     If product warranties exist, please include in your disclosure how you determined the liability and a reconciliation for the changes in the product warranties for the reporting period. Refer to paragraph 14 of FIN 45.

Response:  Product  warranties  are  not  considered   material  for  disclosure
     purposes. The Company's product warranty accrual was approximately $0.2 million at September 30, 2003 and 2004, respectively.

Fair Value of Financial Instruments, page 45

Comment 15: Please expand your disclosure to include the amounts charged to income/(expense) relating to your interest rate cap arrangement and the derivative asset relating to the embedded call caption.

Response: Based on the following amounts, which we consider immaterial, we do not believe that disclosure is necessary:

     The amount charged to income (expense) related to the interest rate cap arrangement was $0.01 million, $0.2 million, ($0.1) million and $0.07 million for the periods ended September 30, 2002 and 2003, March 31, 2004 and September 30, 2004, respectively. The amount recorded for the embedded call option was $0.01 million of expense for the six month period ended September 30, 2004.

7. Debt

Employee Benefit Plans, page 53

Comment 16: Please expand the portion of your disclosure relating to employee benefit plans to include the effects, if any, the Merger had on these plans. If you conclude that the Merger did have an effect on these plans, please revise your disclosures to include a separate line for any effects the Merger had on the plans. Refer to paragraphs 5 and 11 of FAS 132(R).

Response:  The  Merger  did not have a  material  impact  (approximately  $0.035 million of periodic pension expense) on the Company's benefit plans, therefore further disclosure is not considered necessary.

Note 11. Commitments and Contingencies

Contingencies, page 61

Comment 17: You have probable product liabilities related primarily to asbestos and silica-related claims. Please disclose separately for each of these types of claims the following:

          A rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, increases in the number of claims, the number of claims settled, and the ending number of claims.

          The average settlement amount for cases closed in each period.

Response: We note to the Staff, the Company has historically attempted to collect relevant and precise claims data in order to improve upon the methods that are used to determine what the ultimate exposure may be in this area. In accessing this data, we rely on other parties with whom we share responsibility for these claims. The data generally is substantially over-inclusive as to the number of claims for which the Company may be responsible. Due to indemnity agreements between the Company and the former owners of the respiratory business, the claims that may ultimately be attributed to the Company have been only a small proportion of the total claims pool. Even those claims that initially appear to be claims for which the Company is responsible may ultimately end up being assigned to years of responsibility not attributed to us. Also, pleadings that are vague with respect to products usage and dates used further complicate the Company's ability to determine which claims are in fact potential liabilities. In addition, we have been concerned about providing what could later be determined to be misleading claims data and for these reasons the Company has been unable to get comfortable with providing this information.

12. Acquisitions, page 62

Comment 18: Your disclosure regarding the acquisition of VH Industries, Inc., indicates that the purchase price of $11.6 million included costs to restructure operations. Please expand your disclosure to include the following, if material:

          The total cost require to restructure operations,

          The accounting treatment and related guidance used in concluding these amounts should be included in the purchase price, and

          A reconciliation of beginning and ending balances by each major type of cost.

Response: The restructuring costs for VH Industries related to exit activities under EITF 95-3 of less than $50,000, which we believe is not material, and therefore, further disclosure is not considered necessary.

13. Segment Data, page 63

Comment 19: Please expand your disclosure to include the factors used to identify that the business operates under three reportable segments. Refer to paragraph 26(a) of SFAS 131.

Response: The following sentence will be inserted as the second sentence of the first paragraph of Note 13 in future 10-K filings:

     The factors used for determining the Company's reportable segments were predominantly based on the nature and type of product sold.

Comment 20: Please expand your disclosure to include the information required by paragraph 39 of SFAS 131 regarding revenue transactions of ten percent or more generated from a single external customer.

Response: The following sentence will be inserted as the second sentence of the first paragraph of Note 13 in future 10-K filings:

The Company does not have a single customer in any of its three reportable segments that accounts for more than 10% of segment revenues in any of the periods presented.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 85

Comment 21: Please expand your disclosure to include information relating to securities authorized for issuance under equity compensation plans. See
     Item 201(d) of Regulation S-K.

Response: The following disclosure will be included in future 10-K filings:

     There are no authorized shares above the amounts listed as issued and outstanding.

                FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

Comment 22: Please address the comments above in your interim Forms 10-Q as well.

Response: To the extent applicable, we will address the above comments in future
     10-Q filings.

Item 1. Financial Statements

Notes to Consolidated Financial Statements

2. Company Background, Merger and Basis of Presentation

Comment 23: Please expand your disclosure regarding the Merger to describe the nature and amounts of the adjustments made to deferred tax liabilities and goodwill relating to the initial allocation of the purchase price. Please include this explanation in your significant accounting policies as well. Refer to paragraph 51(h) of SFAS 141.

Response: The following will be included in the notes to the financial statements in future 10-Q filings:

     The adjustments made to deferred tax liabilities and goodwill during the quarter ended December 31, 2004, reflect the adjustment of the purchase price allocation to identifiable intangible assets and the related deferred tax liabilities for differences between book and tax basis of those assets as a result of finalizing the tax basis of certain assets.

3. Significant Accounting Policies

Comment 24: You have disclosed that your tax benefits have been partially offset by a valuation allowance. Please expand your disclosure to include the total valuation allowance you have recorded for each of the periods presented.

Response: The following will be added to the significant accounting policies footnote in future 10-Q filings:

     Due to the uncertainty of realizing these tax benefits, deferred tax assets resulting from net operating losses have been partially offset by a valuation allowance of $7.5 million as of September 30, 2004 and December 31, 2004.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comment 25:  Your  segment  footnote  in your Form 10-K filed for the year ended
     September 30, 2004 indicates a decline in segment profit for the safety prescription eyewear segment from Fiscal 2002 through Fiscal 2004. Your segment footnote in your Form 10-Q for the period ended December 31, 2004 continues to show a decline in segment profit for this segment. Please expand your disclosure to address this trend. Please address items such as, but not limited to the following:

          Whether or not you expect this trend to continue, and if so what your projections are relating to this segment,

          How this decline in segment profits will likely affect future cash flows and the results of operations, and

          Whether or not this decline coupled with your future expectations of growth and profitability in this segment will be enough to prevent the need for an impairment charge.

Response: The following will be added to the MD&A in future 10-Q filings:

     The Company does not expect the negative trend in profits to continue but can make no assurances that this trend will not continue in the future. The Company is committed to implement cost reduction initiatives to adjust its expenses in line with its revenues to stabilize the business. Additionally, although the profit trend is negative, the profits reported in the Company's segment disclosure include the allocation of corporate overhead charges. These overhead charges are allocated to each segment on a consistent systematic basis. Excluding the corporate allocations, this segment generates more than adequate cash flow to prevent the likelihood of an impairment charge.

Liquidity and Capital Resources

Comment 26: Please expand your disclosure to discuss the $3.3 million increase in deferred and prepaid expenses from September 30, 2004 to December 31, 2004.

Response: The following will be included in the cash flow from operations paragraph in the Liquidity and Capital Resources section of the MD&A in future 10-Q filings:

     Approximately $1.0 million of the increase is for prepaid insurance through September 30, 2005. The remaining increase relates to deferred compensation benefits that were earned on December 31, 2004 and will be paid throughout the calendar year 2005.

Comment 27: You have disclosed here and in your debt footnote that since the acquisition date your debt has been negatively impacted by $6.3 million relating to fluctuations in the relationship between the euro and the U.S. dollar. Please expand your disclosure to discuss any measures you are taking to minimize this risk going forward.

Response: The following will be added to the debt footnote to the financial statements in future 10-Q filings:

     The Company does not currently plan to take any measure to minimize this risk going forward. Since the Company's foreign operational cash flows are ultimately converted back to US dollars, the Company views the euro denominated debt as a natural hedge whose cash flow impacts are inversely related to the operational cash flows.

We trust the foregoing is responsive to the Staff's comments.


                                    Very truly yours,


                                    Aearo Company I


                                    ______________________________________
                                    Jeffrey S. Kulka
                                    Senior Vice President, Chief Financial
                                    Officer and Secretary
                                    (Principal Financial Officer)